SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Company)

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’S MEETING

HELD ON MARCH 24, 2021

1.                  DATE, TIME AND PLACE: March 24, 2021, at 2 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo – SP.

2.                  CALL NOTICE: The call notice was published on March 16, 17 and 18, 2020 in Diário Oficial do Estado de São Paulo, on pages 77, 139 and 121, respectively, and on March 16, 17 and 18, 2020 in Valor Econômico, on pages B11, C5 and B5, respectively.

3.                  ATTENDANCE: Shareholders representing more than 2/3 of the voting capital stock of the Company, in accordance with the signatures in the “Shareholders’ Attendance Book”. The attendance of Mr. Rodrigo Nigrin and Mrs. Márcia Calmon, representatives of Apsis Consultoria e Avaliações Ltda., was recorded.

4.                  BOARD: Chairman: Mr. Constantino de Oliveira Junior, Secretary: Mr. Luiz Octavio Duarte Lopes.

5.                  AGENDA: (i) approving the Protocol and Justification (“Protocol and Justification”) to be executed between the management of the Company, Gol Linhas Aéreas S.A., a privately-held company, enrolled with the Corporate Taxpayers’ Registry (CNPJ/ME) under No. 07.575.651/0001-59, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praça Senador Salgado Filho, S/N, Aeroporto Santos Dumont, ground floor, public area, between hubs 46-48/O-P, (“GLA”) and SMILES Fidelidade S.A., a publicly-held company, enrolled with the Corporate Taxpayers’ Registry (CNPJ/ME) under No. 05.730.375/0001-20, headquartered in the city of Barueri, state of São Paulo, at Alameda Rio Negro, 585, bloco B, 2nd floor, Alphaville, 06454-000 (“SMILES”), setting forth the terms and conditions of the corporate reorganization, whose acts and events are connected and interdependent, in accordance with which shares issued by SMILES will be merged by GLA, and shares issued by GLA will be merged by the Company. As a result, the Company will become the indirect holder of all shares issued by SMILES, combining the operations and shareholder bases of the Company and SMILES (“Reorganization”); (ii) ratifying the appointment of expert company Apsis Consultoria e Avaliações Ltda., enrolled with the Corporate Taxpayers’ Registry (CNPJ/ME) under No. 08.681.365/0001-30 and CRC/RJ No. 005112/O-9, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, 62 / 6th floor, as responsible for the preparation of the appraisal report on the economic value of the equity of GLA, for purposes of the merger of shares issued by GLA by the Company (“Appraisal Report of GLA Shares”). (iii) approving the Appraisal Report of GLA Shares; (iv) approving the proposed Reorganization, in accordance with the Protocol and Justification. (v) authorizing, as a result of the Merger of the GLA Shares, GOL’s capital increase, to be subscribed for and paid by the members of management of GLA, and subsequent amendment to its bylaws (once the final number of shares has been determined, depending on the swap ratio to be elected by SMILES shareholders, and, therefore, the final number of GOL shares to be issued as a result of the Merger of GLA Shares), including the authorization of the Board of Directors to determine, at the time of consummation of the Reorganization, the exact number of shares to be issued, as well as the amounts to be allocated to the capital stock and the capital reserve; and (vi) approving the creation of preferred shares and redeemable preferred shares issued by the Company.

6.                  RESOLUTIONS: Before starting the meeting, the President clarified that SMILES’ Extraordinary Shareholder’s Meeting was suspended due to requests from its shareholders’. Accordingly, as the Reorganization is carried as a single and interdependent legal transaction, the President informed that the present Meeting would be equally suspended. The Meeting was resumed at 6 p.m. The President also clarified that, according to the provisions of item 1.1.1 of the Protocol and Justification, Gol increased the number of shares to be received by Smiles shareholders, in a way that Smiles shareholders will receive for each common share issued by SMILES that they own:

I) an amount in Brazilian currency of R$9.14, adjusted as provided in the Protocol and Justification; and (b) 0,6601 preferred share issued by GOL, adjusted as provided for in the Protocol and Justification (“Base Exchange Ratio”); or

II) an amount in Brazilian currency of R$22.54, adjusted as provided for in the Protocol and Justification; and (b) 0,1650 preferred share issued by GOL, at the discretion of the SMILES shareholders that, in the latter case, must exercise the option as described in Section 3 of the Protocol and Justification (“Optional Exchange Ratio”).

Then the following resolutions were taken, the abstentions being recorded in each case, having authorized the drawing up of these minutes in summary form and their publication with omission of the signatures of the shareholders, as provided for in art. 130, §§ 1 and 2, of the Brazilian Corporation Law:

6.1.	To approve without reservations, by unanimous vote of the voting shareholders, without abstentions and votes against, with 2,863,682,675 votes in favor, corresponding to 91.26% of the Company’s Share Capital, the Protocol and Justification, which establishes the terms and conditions of the Reorganization, an integral part of this minute as Exhibit I, consequently authorizing the Company's managers to enter into the Protocol and Justification.

6.2.	To ratify, without reservations, by unanimous vote of the shareholders present, without abstentions and votes against, with 2,869,345,418 votes in favor, corresponding to 91.44% of the Company’s share capital, the hiring of Apsis, as responsible for the elaboration of the elaboration of GLA Share Valuation Report.

6.3.	To approve without reservations, by unanimous vote of the shareholders present, without abstentions and votes against, with 2,869,345,418 votes in favor, corresponding to 91.44% of the Company’s share capital, GLA Share Valuation Report, which determined the economic value of the shares issued by GLA to be merged by the Company, already considering the effects of the redemption of the preferred shares of GLA and the merger of shares of SMILES by GLA, in accordance with the Protocol and Justification, it being stated that the representative of APSIS, present at the Meeting, was available to provide all necessary clarifications with respect to the said report.

6.4.	To approve without reservations, by unanimous vote of the voting shareholders, without abstentions and votes against, with 2,863,682,675 votes in favor, corresponding to 91.26% of the Company’s share capital, the Reorganization, under the terms of the Protocol and Justification, including, specifically, the merger of the GLA shares by the Company (“Merger of the GLA Shares”), delegating to the management of the Company the practice of any acts additional steps that are necessary for the implementation and formalization of the Reorganization

6.4.1.	To state that, in order to comply with the provisions of art. 264 of the Brazilian Corporate Law, Apsis was hired by GLA to prepare the appraisal report on the net assets of GLA and the Company (with base date of September 30, 2020), both adjusted to market prices and by the same criteria. In view of the negative value of shareholders' equity at the market price of GLA and the Company, it was not possible to determine an exchange ratio, as described in the said report.

6.4.2.	To state that, pursuant to articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, the Merger of GLA Shares will entitle the holder to withdraw shares issued by the Company. The right to withdrawal will be guaranteed to shareholders who abstained from voting or who did not attend this Extraordinary General Meeting, and who expressly express their intention to exercise the right of withdrawal, within a deadline to be disclosed in due course.

6.4.3.	To state that, considering that the Company's shareholders' equity calculated both by the methodology of article 45 of the Brazilian Corporate Law (without prejudice to the right to draw up a special balance sheet), and by the methodology of article 264 of the Brazilian Corporate Law, resulted in a negative amount, the reimbursement amount to dissenting shareholders is equal to zero. The exercise of the right to withdraw will be, exclusively, over the totality of the shares, therefore, it is not allowed to exercise over part of the shares held by the dissenting shareholder.

6.5.	To approve, without reservations, by unanimous vote of the voting shareholders, without abstentions and votes against, with 2.863.682.675 votes in favor, corresponding to 91,26% of the Company's share capital the increase in the Company’s share capital, to be subscribed and paid in by the GLA's managers, for the benefit of its shareholders, an increase that will be effected through the issuance of the final number of the Company’s shares per share of the GLA , as objectively determined by items 2 and 3 of the Protocol and Justification.

6.5.1.	Consign that the shares of the Company to be issued due to the capital increase provided for in item 6.5 above, after the consummation of the Reorganization, (i) will be paid up with the version of the GLA shares for the Company; and (ii) delivered to former SMILES shareholders, observing the exchange ratio options established in the Protocol and Justification.

6.5.2.	Consign that any fractions of common shares of the Company resulting from the Merger of GLA Shares will be grouped in whole numbers to be subsequently sold in the spot market managed by B3 after the consummation of the Reorganization, pursuant to the terms of the Notice to Shareholders, to be disclosed in due time. The amounts earned on said sale will be made available net of fees to former SMILES shareholders holding the respective fractions, in proportion to their participation in each share sold.

6.5.3.	Consign that the Company's Board of Directors, once the final number of shares of the Company to be issued is defined, in accordance with the Protocol and Justification, register and disclose such number and, consequently, the number of shares into which the share capital will be divided of the Company, so that the corresponding amendment to the caput of Art. 5 of the Company's Bylaws will be submitted to the first general shareholders' meeting to be held after said registration.

6.6.	To approve, without reservations, by unanimous vote of the voting shareholders, without abstentions and votes against, with 2.863.682.675 votes in favor, corresponding to 91.26% of the Company’s share capital, the creation of preferred shares and redeemable preferred shares issued by the Company. Accordingly, paragraph 9 will be added to article 5 of the Bylaws, with the following redaction:

“§9º - The Company may issue class B and C preferred shares, which will have the same rights described in paragraph 3 above and will be automatically redeemed after their issue without the need, therefore, for a Special Meeting. The redemption amount will be as follows: (i) R$9.14 per redeemable class B redeemable preferred share; and (ii) R$22.54 per class C redeemable preferred share redeemed. When the class B and C preferred shares are issued, the preferred shares currently issued by the Company will automatically be called class A preferred shares and when the class B and C preferred shares are redeemed, the class A preferred shares will automatically return to have the current denomination.”

6.7.	To state that the Company's Fiscal Council issued, in February 9, 2021, a favorable opinion for the approval of the Company's Management Proposal regarding the Reorganization object of the Protocol and Justification.

6.8.	In addition, the Company's Management is authorized to perform all necessary acts for the conclusion of the Reorganization approved.

6.9.	Finally, to state that the resolutions approved in items 6.1 to 6.7 above are part of a single and interdependent transaction, with the premise that each of the stages of the Reorganization provided for in the Protocol and Justification is not effective, individually, without the others also being so. Accordingly, if the SMILES Shareholder’s Extraordinary General meeting rejects any of the matters related to the Reorganization, the matters approved at this meeting will not take effect.

7.                  MINUTES AND PUBLICATIONS: The shareholders in attendance authorized the drafting of these minutes in summary form, pursuant to Article 130 of Law No. 6,404/76, as amended. The shareholders in attendance also unanimously approved the proposal to publish these minutes without the signatures of the shareholders in attendance.

8.                  APPROVAL AND SIGNATURE OF THE MINUTES: As none of the shareholders took the floor, the meeting was adjourned for the time required to draft these minutes. Once the session was reopened, these Minutes were read and, once approved, were signed by those present, having been considered signatories to the Minutes, pursuant to Article 21-V, § 1, of ICVM 481/09, the shareholders who registered their presence in the electronic digital participation system made available by the Company.

SHAREHOLDER’S IN ATTENDANCE:

___________________________________

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE RICHARD BERNSTEIN EQUITY STRATEGY FUND; FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND; GAM MULTISTOCK; IBM 401(K) PLUS PLAN; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; KAISER PERMANENTE GROUP TRUST; NORGES BANK; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF; SPDR S&P EMERGING MARKETS ETF; SPDR S&P EMERGING MARKETS FUND; SSGA SPDR ETFS EUROPE I PLC; STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT; ETIREMENT PLANS - STATE STREET MSCI EMERGING MARKETS SMALL CAP INDEX SECURITIES LENDING FUND; STATE STREET GLOBAL ALL CAP EQUITY EX-U.S. INDEX PORTFOLIO; STATE STREET MSCI EMERGING MARKETS SMALL CAP INDEX NON-LENDING COMMON TRUST FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND; TIAA-CREF QUANT INTERNATIONAL SMALL-CAP EQUITY FUND; VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; CAPITAL INTERNATIONAL FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; VANGUARD ESG INTERNATIONAL STOCK ETF; VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST (represented by Lívia Beatriz Silva do Prado); and FUNDO DEINVESTIMENTO EM PARTICIPAÇÕES VOLLUTO; CONSTANTINO DE OLÍVEIRA JÚNIOR; HENRIQUE CONSTANTINO; JOAQUIM CONSTANTINO NETO; RICARDO CONSTANTINO (represented by Luiz Octavio Duarte Lopes).

I certify that it matches the original as written in the proper book.

São Paulo, March 24, 2021.

___________________________________ Constantino de Oliveira Junior Chairman	___________________________________ Luiz Octavio Duarte Lopes Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer